November 21, 2019

Vernon LoForti
Chief Financial Officer
Cool Holdings, Inc.
2001 NW 84th Avenue
Miami, FL 33122

       Re: Cool Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           Form 8-K filed September 26, 2019
           File No. 001-32217

Dear Mr. LoForti:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed September 26, 2019

Item 9.01, page 1

1. We note you completed the acquisition of Simply Mac, Inc. on September 25, 2019 and that acquisition appears to require audited financial statements. When financial statements are not provided, Item 9.01(a)(4) requires disclosure within the Form 8-K that financial statements have not been provided and a statement as to when those financial statements will be filed. Please confirm you will be filing financial statements as required by Rule 8-04 and 8-05 of Regulation S-X by amendment not later than 71 calendar days after your initial report was required to be filed.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vernon LoForti
Cool Holdings, Inc.
November 21, 2019
Page 2

       You may contact Donna Di Silvio at (202) 551-3202 or Jim Allegretto at
(202) 551-3849
with any questions.



FirstName LastNameVernon LoForti                         Sincerely,
Comapany NameCool Holdings, Inc.
                                                         Division of
Corporation Finance
November 21, 2019 Page 2                                 Office of Trade &
Services
FirstName LastName